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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                               Genta Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   37245M 10 8
                ------------------------------------------------
                                 (CUSIP Number)

                           United Congregations Mesora
                                12 Hilltop Place
                                Monsey, NY 10549
                               Attn: Alisa Safier
                                 (914) 352-3431
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  June 30, 1997
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   Page 1 of 8.
                        Exhibit Index appears on page 8.

                                  SCHEDULE 13D

---------------------------                         ----------------------------
CUSIP NO. 37245M 10 8                                 PAGE 2 OF 8 PAGES
----------------------------                         ---------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      UNITED CONGREGATIONS MESORA

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                       (B) |_|

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
  NUMBER OF             1,113,829
    SHARES
 BENEFICIALLY    ---------------------------------------------------------------
   OWNED BY         8   SHARED VOTING POWER
     EACH               NONE.
  REPORTING
    PERSON       ---------------------------------------------------------------
     WITH           9   SOLE DISPOSITIVE POWER
                        1,113,829

                 ---------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        NONE.

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,113,829

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.7%

      (HOWEVER, IF MEASURED AGAINST COMMON STOCK ON A FULLY DILUTED BASIS, SIGNIFICANTLY LESS THAN 5%)

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

            The title and class of equity security to which this statement on
Schedule 13D relates is the common stock, $.001 par value per share (the "Common Stock"), of Genta Incorporated, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 3550 General Atomics Court, San Diego, California 92121.

ITEM 2.  IDENTITY AND BACKGROUND

            (a)-(c), (f) The name of the person filing this statement is United Congregations Mesora ("United"). United is a New York not-for-profit corporation that is organized and operated exclusively for religious and charitable purposes and qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. The address of United's principal business and office is 12 Hilltop Place, Monsey, New York 10549.

            The name, title, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization, other than United, in which such employment is conducted), and citizenship of each executive officer and trustee of United is set forth on Schedule A attached hereto.

            (d)-(e) Except as set forth on Schedule A attached hereto, during the last five years, neither United, nor to the best of United's knowledge, any of the persons listed on Schedule A hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            On June 30, 1997, United purchased in a private placement offering from the Issuer 10 Premium Preferred Units for an aggregate amount of $1,000,000. Each unit consists of 1,000 shares of the Issuer's Series D Convertible Preferred Stock, par value $.001 per share, stated value $100.00 per share (the "Series D Convertible Preferred Stock"), and Class D Warrants entitling United to purchase 50,000 shares of the Issuer's Common Stock (the "Class D Warrants"). The Series D Convertible Preferred Stock is convertible into the number of fully paid and nonassessable shares of Common Stock of the Issuer determined by dividing the Conversion Price into $100. The Conversion Price was initially set on June 30, 1997 at $.94 and is subject to adjustment and reset if, on June 29, 1998, the Market Price of the Common Stock of the Issuer is less than 140% of the Conversion Price. Market Price is determined as the average closing bid price of the Common Stock of the Issuer for the 20 consecutive days ending on June 29, 1998. The Conversion Price is also subject to adjustment upon the occurrence of certain events. The 10,000 shares of Series D Convertible Preferred Stock could be converted into approximately 1,063,829 shares of Common Stock of the Issuer. The Class D Warrants are exercisable until June 29, 2002, at $.94 per share of Common Stock of the Issuer, subject to adjustment upon the occurrence of certain events. The Class D Warrants may be redeemed by the Issuer on or after June 30, 1998 under certain conditions.

       The source of such funds was the working capital of United which in the normal course includes proceeds from charitable contributions.

ITEM 4PURPOSE OF TRANSACTION

            United acquired the securities of the Issuer as an investment in the Issuer. United may acquire additional securities of the Issuer or dispose of securities of the Issuer at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by United with respect to the Issuer, it should be noted that the possible activities of United are subject to change at any time.

            Except as set forth above, United has no present plans or intentions which relate to or would result in any of the actions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

            (a) As of the close of business on June 30, 1997, United beneficially owned in the aggregate approximately 1,113,829 shares of the Common Stock of the Issuer, representing approximately 25.7% of the outstanding shares of the Common Stock of the Issuer (based on the number of shares of Common Stock reported to be outstanding in the Issuer's Form 10-Q for the quarterly period ended March 31, 1997). United's beneficial ownership of the Common Stock of the Issuer determined on a fully diluted basis, however, is significantly less than 5%. United's beneficial ownership consists of the following: (i) 10,000 shares of Series D Convertible Preferred Stock which are convertible into approximately 1,063,829 shares of Common Stock of the Issuer (subject to adjustment and reset as set forth in Item 3 hereof), and (ii) 50,000 Class D Warrants entitling United to purchase 50,000 shares of Common Stock of the Issuer at $.94 per share. See, Amended and Restated Certificate of Designation of Series D Convertible Preferred Stock of Genta Incorporated and Warrant Agreement attached hereto as Exhibits A and B, respectively, and incorporated herein by reference. To the best of United's knowledge, none of the persons listed on Schedule A hereto beneficially own any shares of the Common Stock of the Issuer.

            (b) The responses of United to Rows (7) through (10) of the cover page of this statement are incorporated herein by reference.

            (c) There have been no transactions in Common Stock that were effected during the past 60 days by United except for the acquisition of beneficial ownership of Common Stock being reported on this Statement.

            (d)  Not applicable.

            (e)  Not applicable.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Neither United nor, to the best of United's knowledge, any of the persons listed on Schedule A hereto are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A   Amended and Restated Certificate of Designation of Series D
            Convertible Preferred Stock

Exhibit B   Warrant Agreement

SIGNATURE


            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 10, 1997

                                    UNITED CONGREGATIONS MESORA

                                    By: /s/ Alisa Safier
                                        -------------------------------
                                        Name:   Alisa Safier
                                        Title:  Secretary

                                   SCHEDULE A

                    Executive Officers and Trustees of United


            The name, title, business address and present principal occupation or employment (including the name, principal business and address of any corporation or other organization, other than United, in which such employment is conducted) of each Executive Officer and Trustee of the United is set forth below. Unless otherwise indicated, the business address of each person is the address of United. Each person listed below is a citizen of the United States of America.


                                              Present Principal Occupation
Name              Title                       or Employment
----              -----                       ------------------------------

Nadine Wolfson    President, Trustee          President of United

Berel Wein        Vice President, Trustee     Writer, Educator and Rabbi

Alisa Safier      Secretary, Treasurer,       Secretary, Treasurer
                  Trustee

                                  EXHIBIT INDEX



Exhibit

A. Amended and Restated Certificate of Designation of Series D Convertible Preferred Stock

B.    Warrant Agreement